UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Commission File Number: 000-52060
GMARKET INC.

(Translation of registrant’s name into English)
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F      ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

GMARKET SCHEDULES FOURTH QUARTER AND FULL-YEAR 2008 RESULTS
CONFERENCE CALL
Seoul, Korea, February 20, 2009 — Gmarket Inc. (Nasdaq: GMKT) (“Gmarket”) announced today that it will hold a conference call with investors and analysts to discuss the Company’s fourth quarter and full-year 2008 results on Tuesday, February 24, 2009 at 6:00 p.m. U.S. Eastern Time (8:00 a.m., February 25, 2009 in Seoul).
The news release announcing the fourth quarter and full-year 2008 results will be disseminated after the Nasdaq stock market closes on February 24, 2009 in New York.
Dial-in details for the conference call are as follows:
US: +1 866 356 4279 or +1 617 597 5394
Hong Kong: +852 3002 1672
Singapore: +65 6823 2164
U.K.: +44 207 365 8426
Korea: +82 00 308 13 1153
Password for all regions: Gmarket
A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
A replay of the call will be available beginning February 24 at 8:00 p.m. U.S. Eastern Time (10:00 a.m., February 25 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1 888 286 8010 or +1 617 801 6888 with passcode 42248632 (telephone replay available through 9:59 a.m. on March 4, 2009 U.S. Eastern Time (11:59 p.m., March 4, 2009 in Seoul)).
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements contained in this Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “continue,” “plan” or “predict” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the

Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Recent global economic events including, but not limited to, the downturn in global economic and financial markets, changes in political, business and economic conditions, fluctuations in foreign exchange rates, tightening of the global credit markets, decreasing consumer confidence and slowing of ecommerce growth could also cause or contribute to such material differences in our actual performance, financial condition or results from those contained in this Form 6-K. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s most recent annual report on Form 20-F, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K, and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. You should not unduly rely on the forward-looking statements contained in this Form 6-K.

Contacts:
Paul J. Lee	In the U.S.
Gmarket Inc.	Joseph Villalta
+82-2-3016-4372	The Ruth Group
plee@gmarket.co.kr	+1-646-536-7024
jvillalta@theruthgroup.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Date: February 20, 2009